UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

EQM Midstream Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

26885B 100

(CUSIP Number)

Kirk R. Oliver

2200 Energy Drive

Canonsburg, Pennsylvania 15317

Telephone: (724) 271-7600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26885B 100	13D

Explanatory Note

This Amendment No. 4 to Schedule 13D (Amendment No. 4) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the SEC) on November 14, 2018, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on November 30, 2018, as amended by Amendment No. 2 to Schedule 13D filed with the Commission on February 15, 2019 and as amended by Amendment No. 3 to Schedule 13D filed with the Commission on February 26, 2020 (Schedule 13D), relating to common units representing limited partner interests (Common Units) in EQM Midstream Partners, LP, a Delaware limited partnership (the Issuer). Capitalized terms used in this Amendment No. 4 and not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 1.     Security and the Issuer

Item 1 of the Schedule 13D is amended and supplemented as follows:

The principal executive offices of the Issuer are located at 2200 Energy Drive, Canonsburg, Pennsylvania 15317.

Item 2.     Identity and Background

Item 2 of the Schedule 13D is amended and supplemented as follows:

(b) The business address of each Reporting Person is 2200 Energy Drive, Canonsburg, Pennsylvania 15317.

(c) All Covered Individuals are United States citizens. The business address of each of the Covered Individuals is c/o Equitrans Midstream Corporation, 2200 Energy Drive, Canonsburg, Pennsylvania 15317.

Name	Position
Equitrans Midstream Corporation
Thomas F. Karam	Chairman of the Board and Chief Executive Officer
Diana M. Charletta	President and Chief Operating Officer
Vicky A. Bailey	Director
Kenneth M. Burke	Director
Margaret K. Dorman	Director
Norman J. Szydlowski	Director
Robert F. Vagt	Director
Sarah M. Barpoulis	Director
D. Mark Leland	Director
Kirk R. Oliver	Senior Vice President and Chief Financial Officer
Brian P. Pietrandrea	Vice President and Chief Accounting Officer
Stephen M. Moore	Senior Vice President and General Counsel
Equitrans Gathering Holdings, LLC
Thomas F. Karam	Chief Executive Officer
Diana M. Charletta	Member of Board of Managers, President and Chief Operating Officer
Kirk R. Oliver	Member of Board of Managers, Senior Vice President and Chief Financial Officer

CUSIP No. 26885B 100	13D

Brian P. Pietrandrea	Member of Board of Managers, Vice President and Chief Accounting Officer
Equitrans Midstream Holdings, LLC
Thomas F. Karam	Chief Executive Officer
Diana M. Charletta	Member of Board of Managers, President and Chief Operating Officer
Kirk R. Oliver	Member of Board of Managers, Senior Vice President and Chief Financial Officer
Brian P. Pietrandrea	Member of Board of Managers, Vice President and Chief Accounting Officer
EQGP Services, LLC
Thomas F. Karam	Chairman of the Board and Chief Executive Officer
Michael A. Bryson	Director
Kenneth M. Burke	Director
Robert J. Cooper	Director
Diana M. Charletta	Director, President and Chief Operating Officer
Kirk R. Oliver	Director, Senior Vice President and Chief Financial Officer
Brian P. Pietrandrea	Vice President and Chief Accounting Officer
Lara E. Washington	Director

Item 4.     Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented as follows:

EQM Merger Agreement

On February 26, 2020, ETRN, EQM LP Corporation, a Delaware corporation and a wholly owned subsidiary of ETRN (EQM LP), LS Merger Sub, LLC, a Delaware limited liability company and an indirect, wholly owned subsidiary of ETRN (EQM Merger Sub), the Issuer and the General Partner entered into an Agreement and Plan of Merger (the EQM Merger Agreement), pursuant to which EQM Merger Sub will merge with and into the Issuer (the EQM Merger), with the Issuer continuing and surviving as an indirect, wholly owned subsidiary of ETRN following the EQM Merger.

Pursuant to the EQM Merger Agreement, and subject to the satisfaction or waiver of certain conditions therein, at the effective time of the EQM Merger (the EQM Merger Effective Time):

•                  each outstanding Common Unit (other than Common Units owned by ETRN and its subsidiaries) will be converted into the right to receive, subject to adjustment as described in the EQM Merger Agreement, 2.44 shares of common stock, no par value, of ETRN (ETRN Common Stock) (such consideration, the EQM Merger Consideration);

•                  (x) $600 million of the Series A Perpetual Convertible Preferred Units (each, a Series A Preferred Unit) issued and outstanding immediately prior to the EQM Merger Effective Time will be redeemed by the Issuer at a price per Series A Preferred Unit as provided in the Preferred Restructuring Agreement (as defined herein), and (y) the remaining portion of the Series A Preferred Units issued and outstanding immediately prior to the EQM Merger Effective Time will be exchanged for shares of a newly

CUSIP No. 26885B 100	13D

authorized and created series of preferred stock, without par value, of ETRN, convertible into ETRN Common Stock (the ETRN Preferred Shares);

•                  each outstanding phantom unit relating to a Common Unit issued pursuant to the Amended and Restated EQGP Services, LLC 2012 Long-Term Incentive Plan, dated as of February 22, 2019 (the EQM LTIP), and any other award issued pursuant to the EQM LTIP, whether vested or unvested, will be converted into the right to receive, with respect to each Common Unit subject thereto, the Merger Consideration (plus any accrued but unpaid amounts in relation to distribution equivalent rights), less applicable tax withholding;

•                  the interests of the Issuer owned by ETRN and its subsidiaries (including the Class B units representing limited partner interests of Issuer) will remain outstanding as limited partner interests in the surviving entity; and

•                  the General Partner will continue to own the non-economic general partner interest in the surviving entity.

The EQM Merger Agreement contains representations and warranties from the parties and indemnification obligations, and each party has agreed to certain covenants, including, among others, covenants relating to (i) the conduct of business during the interim period between the execution of the EQM Merger Agreement and the EQM Merger Effective Time and (ii) the obligation to use reasonable best efforts to cause the EQM Merger to be consummated.

Completion of the EQM Merger is conditioned upon, among others: (i) approval of the EQM Merger Agreement and the EQM Merger by holders of a majority of the outstanding Common Units, Class B units, and Series A Preferred Units, with such Series A Preferred Units treated as Common Units on an as-converted basis, voting together as a single class, at a special meeting (the Issuer Equityholder Meeting) of the limited partners of the Issuer (the Issuer Approval); (ii) approval of the issuance of ETRN Common Stock as the Merger Consideration by a majority of votes cast at a meeting (the ETRN Shareholder Meeting) of holders of shares of ETRN Common Stock (the ETRN Approval); (iii) there being no law or injunction prohibiting consummation of the transactions contemplated under the EQM Merger Agreement; (iv) the effectiveness of a registration statement on Form S-4, and no stop order suspending the effectiveness of such registration statement, relating to the issuance of shares of ETRN Common Stock pursuant to the EQM Merger Agreement; (v) approval for listing on the New York Stock Exchange of the shares of ETRN Common Stock issuable pursuant to the EQM Merger Agreement; (vi) subject to specified materiality standards, the accuracy of certain representations and warranties of each party; (vii) the delivery of a tax opinion to ETRN in form and substance approved by EQT Corporation, a Pennsylvania corporation (EQT), satisfying the requirements of an unqualified tax opinion (as defined in the Tax Matters Agreement, dated November 12, 2018, between EQT and ETRN) with respect to the transactions contemplated by the EQM Merger Agreement; (viii) compliance with, or waiver, if permissible, by the respective parties in all material respects with their respective covenants; and (ix) closing the Restructuring (as defined below).

CUSIP No. 26885B 100	13D

The EQM Merger Agreement contains provisions granting each of ETRN and the Issuer the right to terminate the EQM Merger Agreement for certain reasons, including, among others, (i) by the mutual written consent of ETRN and the Issuer; (ii) if the EQM Merger has not been consummated on or before August 26, 2020; (iii) if any law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any governmental authority shall be in effect, and has become final and nonappealable, enjoining, restraining, preventing or prohibiting the consummation of the transactions contemplated under the EQM Merger Agreement or making the consummation of such transactions illegal; (iv) if the Issuer Equityholder Meeting shall have concluded and the Issuer Approval shall not have been obtained; (v) if the ETRN Shareholder Meeting shall have concluded and the ETRN Approval shall not have been obtained; or (iv) if a Partnership Adverse Recommendation Change (as defined in the EQM Merger Agreement) shall have occurred prior to the receipt of the Partnership Equityholder Approval (as defined in the EQM Merger Agreement) (provided that the Partnership may only terminate as a result of Partnership Changed Circumstances (as defined in the EQM Merger Agreement)). The EQM Merger Agreement contains provisions granting ETRN the right to terminate the EQM Merger Agreement for certain reasons, including, (a) if the Issuer or the General Partner shall have breached or failed to perform its representations, warranties, covenants or agreements set forth in the EQM Merger Agreement, which breach or failure (x) would give rise to a failure of certain of the conditions to ETRN’s obligations to consummate the transactions contemplated under the EQM Merger Agreement and (y) is incapable of being cured or is not cured within the earlier of 30 days of written notice of such breach or failure by ETRN, provided ETRN shall not have the right to terminate if ETRN, EQM LP or EQM Merger Sub are in material breach of any of their representations, warranties, covenants or agreements contained in the EQM Merger Agreement, or (b) prior to receipt of the Issuer Approval, the Issuer is in Willful Breach (as defined in the EQM Merger Agreement) of its obligations set forth under the non-solicitation provisions of the EQM Merger Agreement; provided ETRN shall not have the right to terminate if ETRN, EQM LP or EQM Merger Sub are in material breach of any of its representations, warranties, covenants or agreements contained in the EQM Merger Agreement. The EQM Merger Agreement contains provisions granting the Issuer the right to terminate the EQM Merger Agreement if (a) ETRN has breached or failed to perform its representations, warranties, covenants or agreements set forth in the EQM Merger Agreement, which breach or failure (1) would give rise to a failure of certain of the conditions to the Issuer’s obligations to consummate of the transactions contemplated under the EQM Merger Agreement and (2) is incapable of being cured or is not cured within the earlier of 30 days of written notice of such breach or failure by the Issuer, provided the Issuer shall not have the right to terminate if the Issuer or the General Partner is in material breach of any of its representations, warranties, covenants or agreements contained in the EQM Merger Agreement or (b) prior to receipt of the Partnership Approval (as defined in the EQM Merger Agreement), in order to enter into an agreement providing for a Superior Proposal (as defined in the EQM Merger Agreement). Upon termination of the EQM Merger Agreement under certain circumstances, the Issuer will be obligated to (i) pay ETRN a termination fee equal to $36.5 million and/or (ii) reimburse ETRN for its expenses in an amount not to exceed $10.0 million. The EQM Merger Agreement also provides that upon termination of the EQM Merger Agreement under certain circumstances, ETRN will be obligated to reimburse the Issuer for its expenses in an amount not to exceed $10.0 million.

CUSIP No. 26885B 100	13D

The foregoing description of the EQM Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Schedule 13D, and incorporated herein by reference.

Preferred Restructuring Agreement

On February 26, 2020, ETRN and the Issuer entered into a Preferred Restructuring Agreement (the Preferred Restructuring Agreement) with all of the holders of Series A Preferred Units (collectively, the Investors), pursuant to which (i) the Issuer will redeem $600 million of the Investor’s Series A Preferred Units issued and outstanding immediately prior to the EQM Merger Effective Time and (ii) the remaining portion of the Series A Preferred Units issued and outstanding immediately prior to the EQM Merger Effective Time will be exchanged for ETRN Preferred Shares on a one for one basis (the Private Placement), in each case, in connection with the occurrence of the “Series A Change of Control” (as defined in the Fourth Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of April 10, 2019 (as amended, the Partnership Agreement)) that will occur upon the closing of the EQM Merger (the Restructuring). The ETRN Preferred Shares to be issued in the Private Placement have not been registered under the Securities Act of 1933, as amended (the Securities Act), in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

The Restructuring is expected to close substantially concurrent with the closing of the EQM Merger (the Restructuring Closing), subject to the delivery of certain closing deliverables and certain closing conditions, including, among others: (i) the continued accuracy of the representations and warranties contained in the Preferred Restructuring Agreement; (ii) the performance by each party of its respective obligations under the Preferred Restructuring Agreement; (iii) the absence of any suit, action or proceeding by any governmental authority restraining, precluding, enjoining or prohibiting the Restructuring; (iv) the closing of the EQM Merger either prior to or concurrently with the Restructuring Closing; and (v) the execution of certain agreements and delivery of certain documents related to the Restructuring, including the certificate of designations to be filed by ETRN with the Pennsylvania Department of State at the Restructuring Closing and a registration rights agreement to be entered into by and among ETRN and the Investors, each in substantially the form attached as an exhibit to the Preferred Restructuring Agreement.

The foregoing description of the Preferred Restructuring Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Schedule 13D, and incorporated herein by reference.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the EQM Merger Agreement and Preferred Restructuring Agreement, and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

CUSIP No. 26885B 100	13D

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.     Materials to be Filed as Exhibits

Exhibit Number	Description
A	Joint Filing Agreement dated November 13, 2018 (incorporated by reference to Exhibit A to the Schedule 13D filed by the Reporting Persons on November 14, 2018).

F

Agreement and Plan of Merger, dated as of February 26, 2020, by and among Equitrans Midstream Corporation, EQM LP Corporation, LS Merger Sub, LLC, EQM Midstream Partners, LP and EQGP Services, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Equitrans Midstream Corporation on February 28, 2020).

G

Preferred Restructuring Agreement, dated as of February 26, 2020, by and among Equitrans Midstream Corporation, EQM Midstream Partners, LP and the Investors party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Equitrans Midstream Corporation on February 28, 2020).

CUSIP No. 26885B 100	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      February 28, 2020

EQUITRANS GATHERING HOLDINGS, LLC

By:	/s/ Kirk R. Oliver
Name: Kirk R. Oliver
Title: Senior Vice President and Chief Financial Officer

EQUITRANS MIDSTREAM HOLDINGS, LLC

By:	/s/ Kirk R. Oliver
Name: Kirk R. Oliver
Title: Senior Vice President and Chief Financial Officer

EQUITRANS MIDSTREAM CORPORATION

By:	/s/ Kirk R. Oliver
Name: Kirk R. Oliver
Title: Senior Vice President and Chief Financial Officer

Signature Page to Schedule 13D